September 22, 2011

VIA EDGAR

Terry French

Accountant Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:                              Blue Calypso, Inc. (the “Registrant”) Current Report on Form 8-K, Filed September 8, 2011, File No. 0-53981 (the “Form 8-K”)

Dear Mr. French:

On September 14, 2011, you provided the Registrant with comments on the Form 8-K.  Set forth below are the Registrant’s responses to your comments.

Comment 1.  We note that you disclose that R. R. Hawkins will not act as your independent registered public accounting firm.  To comply with Item 304(a)(1) of Regulation S-K please revise your disclosure to state whether the firm was dismissed, resigned or declined to stand for reelection.

Response:  The Registrant has revised the Form 8-K in response to this comment.

Comment 2.  Please file an updated Exhibit 16 letter from your former independent registered public accounting firm.

Response:  The Registrant has filed an updated Exhibit 16 letter from its former independent registered accounting firm.  The letter is attached as Exhibit 16.1 to the Form 8-K/A filed with the SEC on the date hereof.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 8-K, that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the SEC for taking any action with respect to the Form 8-K, and the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call me at the telephone number listed below if you have any questions or require any additional information.

Sincerely,

/s/ Andrew Levi

Andrew Levi
Chief Executive Officer
Blue Calypso, Inc.
1345 Valwood Parkway, Suite 301
Carrollton, Texas 75006
(972) 484-3060